File No. 70-9461


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM U-1 DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



EASTERN UTILITIES ASSOCIATES
One Liberty Square
P.O. Box 2333
Boston, MA 02107


(Name of company filing this statement and address of principal executive offices)


Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
One Liberty Square
P.O. Box 2333
Boston, MA 02107

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

(Names and addresses of agents for service)
Eastern Utilities Associates (the "Association"), a Massachusetts voluntary association and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 1 to Form U-1 Declaration (the "Declaration") for the purpose of obtaining approval to solicit the proxies of the holders of Common Shares of the Association.

Item 1.   Description of Proposed Transaction.

Item 1 is amended by adding the following paragraph D:

D.  No Ownership Interests in EWGs or FUCOs

Neither the Association nor any subsidiary thereof has acquired an ownership interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or now is or as a consequence of the solicitation of proxies in connection with the Merger will become a party to or has or will as a consequence of such solicitation have any right under a service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. The Association, for itself and its subsidiaries, will not acquire any such interest or right without first obtaining any necessary authority from the Securities and Exchange Commission.

Item 2.  Exhibits and Financial Statements

Item 6 is amended by adding Exhibit F:

        (a)     Exhibits.

                Exhibit F       Opinion of Counsel

                                   SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.



                                             EASTERN UTILITIES ASSOCIATES

                                             By  /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Date:  April 15, 1999